SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. ___)*

Nyer Medical Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

670711100
(CUSIP Number)

Donato Mazzola
D.A.W., Inc.
13 Water Street
Holliston, MA 01746
(508) 429-8506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 670711100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Donato Mazzola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,486 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 344,486 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,486 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.                        Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Nyer Medical Group, Inc., a Florida corporation (the “Issuer”).    The issuer’s principal executive offices are located at 1292 Hammond Street, Bangor, Maine 04401.

SCHEDULE 13D

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Item 2.                        Identity and Background.

The name of the person filing this statement is Donato Mazzola (“Mazzola”).  Mazzola’s business address is 13 Water Street, Holliston, MA 01746.  Mazzola’s principal occupation is as Vice President of D.A.W., Inc. (d/b/a Eaton Apothecary), a Massachusetts corporation (“D.A.W.”).

During the last five years, Mazzola has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mazzola is a citizen of the United States.

Item 3.                        Source and Amount of Funds or Other Consideration.

In August 1996, the Issuer and certain shareholders of D.A.W. (David Dumouchel, Mark Dumouchel, Wayne Gunter, Mazzola, Lucille Curry (collectively, the "Minority Shareholders")) and Michael Curry entered into an agreement (the "1996 Agreement") providing in relevant part for the Issuer's purchase of the Minority Shareholders' and Michael Curry’s interest D.A.W. and F.M.T. Franchise Co., Inc. (“F.M.T.” and together with D.A.W., the “Subsidiaries”) to be completed in August 2006, if such purchase was so requested by the Minority Shareholders. The Issuer owned 80% of the outstanding shares of the Subsidiaries, while the Minority Shareholders and Michael Curry owned, in the aggregate, the remaining 20%. In August 2006, at the Issuer's request, the Issuer, Michael Curry and the Minority Shareholders entered into an agreement (the "2006 Agreement") which in relevant part extended until as late as July 2007, the Issuer's obligations to complete the purchase of the interest in the Subsidiaries with payment of $4 million in immediately available funds. The Issuer was unable to satisfy its purchase obligations under the 2006 Agreement.  On  December 20, 2007, the Issuer entered into a new agreement with D.A.W., Michael Curry and the Minority Shareholders (the "2007 Agreement") in order to allow for a series of transactions, which, when completed and realized upon over time will together with other related transactions (by and between the Issuer and Samuel Nyer and certain of his family members (the “Nyer Family”), satisfy the Issuer's obligations under the 2006 Agreement and the 1996 Agreement.

The transactions called for by the 2007 Agreement and certain related transactions (together, the "Equity Transactions") were closed on February 4, 2008.

Mazzola transferred to the Issuer 50 shares of D.A.W. common stock held by him, in consideration for the following securities of the Issuer:

(i)
400 shares Series 2 Class B Preferred Stock (the “Series 2 Stock”), a newly-created series of convertible Class B preferred stock of the Issuer, which shares are initially convertible into 43,478 shares of Common Stock, based upon an initial conversion price of $1.84 (which is subject to adjustment), and which have 2,000 votes per share of Series 2 Stock (for an aggregate of 800,000 votes) and which vote along with the Common Stock holders on all matters put to a vote of the stockholders of the Issuer;

SCHEDULE 13D

CUSIP NO. 670711100	Page 4 of 8 Pages

(ii)	a promissory note in the aggregate principal amount of $350,000 (the “Purchase Note”) was issued to all of the Minority Shareholders as a group; and

(iii)
a convertible promissory note in the aggregate principal amount of $300,000 (the “Convertible Note”), which is convertible into an aggregate of approximately 163,043 shares of Common Stock, based upon an initial conversion price of $1.84 (which is subject to adjustment).

In connection with the closing of the Equity Transactions, Mazzola entered into an employment agreement with D.A.W. and the Issuer pursuant to which he was granted options (the “Options”) to purchase twelve thousand (12,000) shares of Common Stock, at an exercise price equal to the market price on the date of grant, which was $1.49 on February 4, 2008.

Simultaneous with the closing of the Equity Transactions, Mazzola and the Minority Shareholders entered into a Common Stock Purchase Agreement with Nyle International Corporation (the “Nyle P&S”) pursuant to which the Minority Shareholders purchased an aggregate of 597,826 shares of Common Stock (the “Nyle Stock”) from Nyle.  The consideration paid for the Nyle Stock was the assignment of the Purchase Note from all of the Minority Shareholders to Nyle.  Mazzola received 119,565 shares of Common Stock upon the closing of the Nyle P&S.

Item 4.                        Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the acquisition by Mazzola of Common Stock and other securities convertible into Common Stock as a result of the Equity Transactions and the Nyle P&S.

Upon consummation of the Equity Transactions on February 4, 2008, the following occurred:

•
the Issuer purchased from the family of Samuel Nyer all of the shares of the Class A Preferred Stock, par value $0.001 per share, of the Issuer and the Class B Preferred Stock, par value $0.001 per share, of the Issuer (together, the “Preferred Stock”) the Issuer held by them (representing all of the issued and outstanding shares of Preferred Stock of the Issuer) in exchange for a promissory note in the amount of $400,000, and all such shares were cancelled; and

SCHEDULE 13D

CUSIP NO. 670711100	Page 5 of 8 Pages

•
the Issuer purchased from the Minority Shareholders all of the shares of D.A.W. held by them (representing twenty percent (20%) of the issued and outstanding shares of D.A.W.) in exchange for (i) 2,000 shares of Series 2 Stock initially be convertible into 218,000 shares of Common Stock, subject to adjustment, and which have the same aggregate voting rights as was held by the Nyer Family under the outstanding Preferred Stock, (ii) $1,750,000 in cash, (iii) the Purchase Note, and (iv) convertible promissory notes in the amount of $1,500,000, convertible into shares of Common Stock at an initial conversion price of $1.84 per share, subject to adjustment.

Upon completion of the Equity Transactions, among other things, the following related events occurred:

•	Mazzola entered into an employment agreement with the Issuer and D.A.W. pursuant to which was granted 12,000 stock options under the Issuer’s 2002 Stock Option Plan; and

•
The Issuer entered into a Registration Rights Agreement with respect to certain shares of Common Stock held by the Minority Shareholders or to be issued to them upon conversion of the preferred stock and notes or exercise of options described above; and

•	The Minority Shareholders’ purchased from Nyle 597,826 shares of Common Stock in exchange for the Purchase Note.

Item 5.                        Interest in Securities of the Issuer.

(a) and (b).  Mazzola beneficially owns (with sole right to vote and to dispose of) (i) 119,965 shares of Common Stock (ii) 6,000 shares of Common Stock underlying vested options (ii) 12,000 shares of Common Stock underlying the Options which are not yet vested, (iv) 163,043 shares of Common Stock underlying the Convertible Note and (iv) 43,478 shares of Common Stock underlying the Series 2 Stock (which carry the right, until converted, to vote an aggregate of 800,000 votes); for an aggregate of 344,486 shares of Common Stock representing 8.2% of the Issuer’s outstanding Common Stock.

Except as set forth in this Item 5, Mazzola does not own beneficially any shares of the Issuer.

(c) Except for the agreements described above, to the knowledge of Mazzola, no transactions in the class of securities reported have been effected during the past 60 days by any person.

(d) To the knowledge of Mazzola, no other person besides himself has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

SCHEDULE 13D

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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or entity referred to in Item 2, or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                        Material to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

1.	Fifth Amendment to the Articles of Incorporation. (filed as Exhibit 3.1 to the Current Report on Form 8-K filed on January 31, 2008 and incorporated herein by reference).

2.
Employment Agreement, dated as of February 4, 2008, by and among the Registrant, D.A.W., Inc. and Mazzola.  (filed as Exhibit 10.4 to the Current Report on Form 8-K filed on February 7, 2008 and incorporated herein by reference).

3.
Non-Qualified Stock Option Agreement, effective as of February 4, 2008, between Mazzola and the Registrant.  (filed as Exhibit 10.9 to the Current Report on Form 8-K filed on February 7, 2008 and incorporated herein by reference).

4.
Negotiable Promissory Note, dated February 4, 2008, made by the Registrant in favor of Mark Dumouchel, David Dumouchel, Wayne Gunter, Mazzola and Lucille Curry.  (filed as Exhibit 10.12 to the Current Report on Form 8-K filed on February 7, 2008 and incorporated herein by reference).

5.
Convertible Promissory Note, dated February 4, 2008, made by the Registrant in favor of Mazzola.  (filed as Exhibit 10.16 to the Current Report on Form 8-K filed on February 7, 2008 and incorporated herein by reference).

6.
Registration Rights Agreement, dated February 4, 2008, made by and among the Registrant, Michael Curry and the Minority Shareholders.  (filed as Exhibit 10.18 to the Current Report on Form 8-K filed on February 7, 2008 and incorporated herein by reference).

7.
First Amended and Restated Agreement, dated as of December 20, 2007, by and among the Registrant, D.A.W., Inc., the Minority Shareholders and Michael Curry.  (filed as Exhibit 10.19 to the Current Report on Form 8-K filed on December 26, 2007 and incorporated herein by reference).

SCHEDULE 13D

CUSIP NO. 670711100	Page 7 of 8 Pages

8.
Amendment to First Amendment and Restated Agreement, dated as of February 4, 2008, by and among the Registrant, D.A.W., Inc. and the Minority Shareholders. (filed as Exhibit 10.24 to the Current Report on Form 8-K filed on December 26, 2007 and incorporated herein by reference).

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008	DONATO MAZZOLA By: /s/ Donato Mazzola Donato Mazzola